UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NABRIVA THERAPEUTICS AG

(Name of Subject Company)

NABRIVA THERAPEUTICS AG

(Name of Person Filing Statement)

Common Shares of nominal value €1.00 per share

American Depositary Shares (ADSs), each ADS representing one-tenth of a share of Common Stock

(Title of Class of Securities)

N/A (Common Shares)

(CUSIP Number of Class of Securities)

62957M 104 (ADSs)

(CUSIP Number of Class of Securities)

Colin Broom

Chief Executive Officer

Nabriva Therapeutics AG

Leberstrasse 20

110 Vienna, Austria

+43 (0)1 740 930

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew P. Gilbert, Esq.

Scott A. Cowan, Esq.

Sanjay M. Shirodkar, Esq.

DLA Piper LLP (US)

51 John F. Kennedy Parkway

Suite 120

Short Hills, New Jersey

07078-2704

(973) 520-2559

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) by Nabriva Therapeutics AG, a company incorporated under the laws of Austria (“Nabriva AG”), on May 23, 2017, as amended on June 9, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “14D-9”).

The Schedule 14D-9 relates to the offer made by Nabriva Therapeutics plc, a public limited company formed under the laws of Ireland (“Nabriva Ireland”) to acquire all of the common shares, nominal value of  €1.00 per share (“Nabriva AG Common Shares”) of Nabriva AG and all of the American Depositary Shares (“Nabriva AG ADSs”) of Nabriva AG (the “Exchange Offer”).

The terms and conditions of the Exchange Offer are set forth in an offer to exchange/prospectus of Nabriva Ireland, dated May 18, 2017 (including the documents incorporated by reference therein (the “Offer to Exchange/Prospectus”).  The Offer to Exchange/Prospectus was filed by Nabriva Ireland with the SEC as a part of a Registration Statement on Form S-4 (Reg. No. 333-217315), which became effective on May 22, 2017 (the “Registration Statement”).  Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meaning given to them in the Offer to Exchange/Prospectus.

On April 11, 2017, the Supervisory Board of Nabriva AG (the “Supervisory Board”) met, together with the Management Board  of Nabriva AG (the “Management Board”), to review the terms of the Exchange Offer and to discuss its formal recommendations to Nabriva AG shareholders in accordance with applicable law.  The Supervisory Board and Management Board unanimously resolved that the Exchange Offer was in the best interest of the current and future subsidiaries of  Nabriva Ireland, and holders of Nabriva AG Common Shares and Nabriva AG ADSs and that, accordingly, the Management Board recommends that holders of Nabriva AG Common Shares and Nabriva AG ADSs tender into the Exchange Offer based on the draft documentation.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description
(a)(i)(xii)

Press release of Nabriva Ireland dated June 26, 2017 (incorporated by reference to the Form 8-K filed by Nabriva Ireland on June 26, 2017 under the EDGAR format type Form 8-K12B (SEC file number 001-37558).

(a)(i)(xiii)

Notification that Nabriva Ireland Shares are deemed to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (as amended) (incorporated by reference to the Form 8-K filed by Nabriva Ireland on June 26, 2017 under the EDGAR format type Form 8-K12B (SEC file number 001-37558).

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NABRIVA THERAPEUTICS AG

By:	/s/ Gary Sender
	Name:	Gary Sender
	Title:	Chief Financial Officer
	Date:	June 27, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange/Prospectus, dated May 18, 2017 (incorporated by reference to the Registration Statement).

(a)(1)(ii)*	Exchange Offer Document, dated May 23, 2017.

(a)(1)(iii)	Form of Exchange Offer Tender Form (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Nabriva AG ADS Holders (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(v)	Form of Letter to Nabriva AG Common Shareholders (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(vi)	Form of Transfer Deed (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(vii)	Form of Letter to Brokers (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(viii)	Form of Letter to Clients (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(ix)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(x)

Press release announcing the proposed relocation of Nabriva AG and its subsidiaries from Austria to Ireland, to be effected through an exchange of Nabriva AG ADSs and Nabriva AG Common Shares for ordinary shares of Nabriva Ireland (incorporated by reference to the filing made by Nabriva Ireland on April 18, 2017, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xi)

Press release announcing commencement of a voluntary exchange offer made by Nabriva Therapeutics plc (incorporated by reference to the filing made by Nabriva AG on May 23, 2017, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xii)

Press release of Nabriva Ireland dated June 26, 2017 (incorporated by reference to the Form 8-K filed by Nabriva Ireland on June 26, 2017 under the EDGAR format type Form 8-K12B (SEC file number 001-37558).

(a)(1)(xiii)

Notification that Nabriva Ireland Shares are deemed to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (as amended) (incorporated by reference to the Form 8-K filed by Nabriva Ireland on June 26, 2017 under the EDGAR format type Form 8-K12B (SEC file number 001-37558).

(a)(2)	None.

(a)(3)	None.

(a)(4)(i)	Offer to Exchange/Prospectus, dated May 18, 2017 (incorporated by reference to the Registration Statement).

(a)(5)(i)*	Reminder Letter sent by Nabriva Ireland to holders of Nabriva AG ADSs, dated June 8, 2017.

(e)	None.

(g)	None.

*              Previously filed.